SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 NGC Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   629121 10 4
- --------------------------------------------------------------------------------
                                 (Cusip Number)

          Shearman & Sterling, 599 Lexington Avenue, New York, NY 10022
                      Attention: Alfred J. Ross, Jr., Esq.
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 29, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          THIS SCHEDULE 13D CONSISTS OF ___ SEQUENTIALLY NUMBERED PAGES
                     THE EXHIBIT INDEX IS LOCATED ON PAGE 22

                                  SCHEDULE 13D

- --------------------------------                --------------------------------
CUSIP No.      629121 10 4                         Page    2    of       Pages
- --------------------------------                --------------------------------

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BG Holdings, Inc.
          I.R.S. No. 51-0313219
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |X|

- --------------------------------------------------------------------------------
    3     SEC USE ONLY

- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          WC, OO
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------------

     NUMBER OF        7    SOLE VOTING POWER

      SHARES               38,623,211*

                  --------------------------------------------------------------
   BENEFICIALLY       8    SHARED VOTING POWER

     OWNED BY              -0-
                  --------------------------------------------------------------

       EACH           9    SOLE DISPOSITIVE POWER

     REPORTING             38,623,211*

                  --------------------------------------------------------------
    PERSON WITH       10   SHARED DISPOSITIVE POWER

                           -0-
- --------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          38,623,211*

- --------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            |_|
          CERTAIN SHARES*

- --------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          35.0%

- --------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
- --------------------------------------------------------------------------------


*  See Item 4.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

- --------------------------------                --------------------------------
CUSIP No.      629121 10 4                         Page    3    of       Pages
- --------------------------------                --------------------------------

- --------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          British Gas plc
          I.R.S. No. None
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |X|

- --------------------------------------------------------------------------------
    3     SEC USE ONLY

- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          WC, OO
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          England and Wales
- --------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER

      SHARES               -0-
                  --------------------------------------------------------------

   BENEFICIALLY       8    SHARED VOTING POWER

     OWNED BY              38,623,211*

                  --------------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER

     REPORTING             -0-
                  --------------------------------------------------------------

    PERSON WITH       10   SHARED DISPOSITIVE POWER

                           38,623,211*

- --------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          38,623,211*

- --------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            |_|
          CERTAIN SHARES*

- --------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          35.0%

- --------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
- --------------------------------------------------------------------------------


*  See Item 4.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                  With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


Item 1.  Security and Issuer.

                  This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of NGC Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 13430 Northwest Freeway, Houston, Texas 77040.


Item 2.  Identity and Background.

                  (a), (b), (c) and (f) This statement is filed on behalf of (i) BG Holdings, Inc., a Delaware corporation (the "Reporting Person"), and (ii) British Gas plc, a company organized and existing under the laws of England and Wales ("British Gas"). The Reporting Person's principal business address is 1100 Louisiana, Suite 2500, Houston, Texas 77002. The Reporting Person is an indirect wholly owned subsidiary of British Gas. The Reporting Person is owned directly by British Gas International Holdings B.V., which is in turn owned by British Gas Netherlands Holdings B.V. British Gas Netherlands Holdings B.V. is owned by British Gas Overseas Holdings Limited, which is in turn directly owned by British Gas. British Gas' principal business address is Rivermill House, 152 Grosvenor Road, London SWIV 3JL, England. British Gas is involved in gas and oil activities worldwide.

                  The Reporting Person's principal business is acting as the holding company for the operating subsidiaries and investments of British Gas in the United States, including its ownership of the Common Stock of the Issuer.

                  Schedules I and II, which are attached hereto and incorporated herein in their entirety by reference, set forth the name, residence and business address, citizenship and certain employment information of each of the officers and directors of the Reporting Person and British Gas.

                  (d) Neither the Reporting Person, nor British Gas, nor, to the best knowledge of either the Reporting Person or British Gas, any entity or person with respect to which information is provided in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither the Reporting Person, nor British Gas, nor, to the best knowledge of either the Reporting Person or British Gas, any entity or person with respect to which information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

                  The Reporting Person acquired the shares of Common Stock owned by it as of March 14, 1995 (the "Clearinghouse Effective Time") upon the consummation of the transactions (the "Clearinghouse Combination") contemplated by the Combination Agreement and Plan of Merger, dated as of October 21, 1994 (the "Clearinghouse Combination Agreement"), among Natural Gas Clearinghouse a Colorado general partnership ("Clearinghouse"), British Gas General Partner, Inc., a Delaware corporation ("BGGP"), British Gas Limited Partner, Inc., a Delaware corporation ("BGLP"), British Gas NGC L.P., a Delaware limited partnership ("BGNGC"), NOVA NGC, Inc., a Delaware corporation ("NOVA NGC"), Participating Employee Partners, a Texas general partnership ("PEP"), David C. Feldman, Inc., a Texas corporation ("DCF"), Trident NGL Holding, Inc., a Delaware corporation ("Trident"), and certain other corporations (the "PEP Partners"). The Clearinghouse Combination Agreement is attached hereto as
Exhibit 2 and is hereby incorporated by reference in its entirety.

                  In the Clearinghouse Combination, at the Clearinghouse Effective Time, BGGP, BGLP (which together were the sole partners of BGNGC), NOVA NGC and the PEP Partners were merged with and into Trident, and DCF contributed the Clearinghouse partnership interests indirectly owned by it to Trident, in each case in exchange for Common Stock. BGNGC and PEP were dissolved by operation of law upon the merger of their respective partners into Trident. Trident, as the surviving corporation in the Clearinghouse Combination, became the owner of all of the outstanding equity in Clearinghouse and changed its name to NGC Corporation. It is the Issuer of the Common Stock.

                  In connection with the Clearinghouse Combination, Trident purchased 14,200,000 shares of its voting common stock and nonvoting common stock (collectively, the "Trident Common Stock") for $11.75 cash per share in a tender offer (made pursuant to the terms of the Clearinghouse Combination Agreement) which expired on March 14, 1995.

                  An aggregate of $16,850,000 was required to pay for the Trident Common Stock tendered in the offer. The required funds were provided by The Reporting Person, NOVA Corporation and Clearinghouse. An aggregate of $67,500,000 of such amount was provided by the Reporting Person, which contributed such amount from its working capital to the capital of BGGP ad BGLP (both of which were merged into Trident in the Clearinghouse

Combination). An equal amount was provided by Nova Corporation as a capital contribution to NOVA NGC. The referenced capital contributions were made immediately prior to the closing of the Clearinghouse Combination. Clearinghouse provided an aggregate of $31,850,000 to fund the purchase of Trident Common Stock from cash on hand and borrowings under a $160 million credit facility.


                  The Reporting Person, as the sole stockholder of BGGP and BGLP, received at the Clearinghouse Effective Time an aggregate of 36,766,020 shares of Common Stock in exchange for its indirect interest in Clearinghouse. On March 22, 1996, the Reporting Person was allocated 1,857,191 Contingent Shares of Common Stock pursuant to the terms of the Clearinghouse Combination Agreement relating to Contingent Shares. (See Item 4.)



Item 4.  Purpose of Transaction.


                  Contingent Shares. The Reporting Person has acquired and may in the future acquire shares of Common Stock for the purpose of investment. The Clearinghouse Combination Agreement provided for the potential issuance of up to an aggregate of 5,461,538 shares of Common Stock (the "Contingent Shares") to be allocated during a period of 465 days following the Effective Time among the former owners of Trident, on the one hand, and the former owners of Clearinghouse on the other, based upon the market price of the shares of Common Stock during a periodic interval selected by Mr. C.L. Watson, the Chairman of the Board, Chief Executive Officer and President of the Issuer. The selection by Mr. Watson of the applicable price measurement period is defined to be a Determination in the relevant agreements (Exhibit 3.5(A) and Exhibit 3.5(B) to the Clearinghouse Combination Agreement filed herewith as Exhibits 3 and 4, respectively, and which are hereby incorporated by reference herein in their entirety). The Reporting Person was entitled to receive a maximum of 2,241,830 additional Contingent Shares of Common Stock if the trading price during the interval selected averaged $12.25 or more. In general, the lower the trading price, the fewer Contingent Shares the Reporting Person and the other former Clearinghouse owners would receive. If the trading price during the interval chosen in $8.85 or less, the Reporting Person and other former Clearinghouse owners would receive no additional Contingent Shares of Common Stock. The final date of the final Determination period was February 29, 1996 and, as a result, the Reporting Person was allotted 1,857,191 Contingent Shares of Common Stock, which were issued to it on March 22, 1996.


                  Lockup Agreements. In connection with the execution and delivery of the Clearinghouse Combination Agreement, the Reporting Person, NOVA Gas Services (U.S.), Inc., a Delaware corporation ("NOVA"), and certain other former Clearinghouse stockholders agreed that, from the Clearinghouse Effective Time until January 1, 1997, they would not, directly or through affiliates, acquire any additional shares of Common Stock, except from each other or pursuant to a purchase from the Issuer in a transaction approved by 80% of Trident's board of directors, or, in the period from the date of a Determination until January 1, 1997, in open market transactions involving less than .5%, in the aggregate, of the outstanding Common Stock, unless such purchasing owner first makes a tender offer (open to all holders of Common Stock) to purchase the same number of shares of Common Stock at the same price. The Reporting Person has no present plan or purpose top sell any of its shares to NOVA or any other such holder nor to make any such tender offer, although the Reporting Person reserves the right to make permitted open market purchases or other permitted acquisitions in the event it deems the price and terms of any such transaction to be acceptable in view of the Issuer's operating and financial performance and the conditions of the economy and securities markets generally. The Reporting Person knows of no plan or proposal of NOVA or any other such holder to sell any of their respective shares of Common Stock to the Reporting Person or British Gas or to make any acquisition or tender offer described above. The lockup agreement of the Reporting Person dated October 21, 1994 (the "Lockup Agreement") is attached hereto as Exhibit 5 and is incorporated by reference herein in its entirety.

                  Each of the Reporting Person and NOVA also agreed that, for a period of 18 months following the Clearinghouse Effective Time, it would not, directly or through affiliates, transfer or dispose of any shares of Common Stock, other than transfers (i) in a private transaction among the former Clearinghouse owners or (after nine months from the Effective Time) to a person who agrees to be bound by the same provisions or (ii) in a business combination involving the issuance of securities in exchange for Common Stock and in which all holders of Common Stock receive identical treatment. The Reporting Person has no plan or purpose to sell any of its shares of Common Stock.

                  Ancillary Agreements. New Trident Stockholders Agreement and Registration Rights. Hicks, Muse, Tate, & Furst Incorporated ("HMTF"), the Reporting Person, NOVA and certain Trident stockholders who were parties to the amended and restated stockholders agreement of Trident (the "Stockholders Agreement") have entered into a Stockholders Agreement dated as of October 21, 1994 (the "New Trident Stockholders Agreement") which became effective as of the Clearinghouse Effective Time. The terms of the New Trident Stockholders Agreement provide that HMTF general will be entitled to designate one individual to serve on the Issuer's Board of Directors during the two years following the Clearinghouse Effective Time. As a party to the Clearinghouse Owners Stockholders Agreement (as defined below), the Reporting Person has agreed to vote its shares of Common Stock in favor of the nominee of HMTF to the issuer's board of directors.

                  In addition, the New Trident Stockholders Agreement provides that certain minority stockholders of the Issuer (including HMTF) may participate in any sale of shares of Common Stock by specified major stockholders (including the Reporting Person, British Gas and NOVA) prior to January 1, 1997, subject to certain specified exceptions. The New Trident Stockholders Agreement also specifies certain registration rights under the Securities

Act of 1933 (the "Securities Act") for minority stockholders other than British Gas and NOVA. The New Trident Stockholders Agreement is attached hereto as
Exhibit 6 hereto and is incorporated herein by reference in its entirety.

                  Clearinghouse Owners Stockholders Agreement and Registration Rights Agreement. The Issuer and the former owners of Clearinghouse (including the Reporting Person and NOVA) have entered into a Stockholders Agreement dated as of October 21, 1994 (the "Clearinghouse Owners Stockholders Agreement"), effective as of the Clearinghouse Effective Time, providing that such stockholders will vote their shares of Common Stock, subject to certain conditions, to elect as the ten directors of the Issuer three designees of the Reporting Person, three designees of NOVA, two officers of the Issuer designated by the former owners of Clearinghouse other than the Reporting Person and NOVA, and two independent directors, one of whom may be designated by HMTF pursuant to the New Trident Stockholders Agreement.

                  The Clearinghouse Owners Stockholders Agreement also provides, among other things and subject to various conditions, exceptions, restrictions and limitations, that (i) the former owners of Clearinghouse (including the Reporting Person) will not vote their shares of Common Stock in favor of any amendment to the Issuer's Certificate of Incorporation or Bylaws, any merger involving the Issuer or certain other matters unless the Reporting Person (as long as it and its affiliates owns at least 10% of the outstanding Common Stock) and NOVA (as long as it and its affiliates owns at least 10% of the outstanding Common Stock) are in favor of such action, (ii) the former owners of Clearinghouse (including the Reporting Person) will not dispose of shares of Common Stock except as permitted by the Clearinghouse Owners Stockholders Agreement, and (iii) the former owners of Clearinghouse (including the Reporting Person) will have the preferential right to purchase a portion, generally equal to their percentage ownership of the outstanding shares of Common Stock, of issuances of the Issuer's capital stock by the Issuer.

                  In addition, if the six month anniversary of the Determination occurs prior to the first anniversary of the Clearinghouse Effective Time, then the former owners of Clearinghouse, other than the Reporting Person and NOVA, after such six month anniversary and prior to such first anniversary may elect, subject to certain restrictions, to sell to the Reporting Person and NOVA, in equal proportions, up to an aggregate of 4,412,409 shares of Common Stock (the "PEP Put"). The price for such shares would be determined based on a weighted average market price, but in no event may it be higher than $12.25. Such former Clearinghouse owners also may sell, subject to certain restrictions, after the later of one year after the Clearinghouse Effective Time and the six month anniversary of the Determination, up to an aggregate of 6,788,268 shares of Common Stock (reduced by the number of shares sold in the PEP Put) in certain public transactions subject to a preferential purchase right in favor of the Reporting Person and NOVA. Such former Clearinghouse owners may also, subject to certain restrictions, transfer shares to family members and certain trusts.

                  Finally, the Clearinghouse Owners Stockholders Agreement gives the Reporting Person and its affiliates (so long as the Reporting Person owns at least 10% of the outstanding Common Stock) and NOVA and its affiliates (as long as NOVA owns at least 10% of the outstanding Common Stock) each the right to second up to five employees to the Issuer, although the Reporting Person will remain liable for the employment costs of the seconded employees. The Clearinghouse Owners Stockholder Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference in its entirety.

                  The Issuer and the former owners of Clearinghouse (including the Reporting Person) have entered into a registration rights agreement dated October 21, 1994 (the "Clearinghouse Owners Registration Rights Agreement" and, together with the New Trident Stockholders Agreement and the Clearinghouse Owners Stockholders Agreement, the "Ancillary Agreements"), effective as of the Clearinghouse Effective Time, which grants the Reporting Person and NOVA certain rights to demand registration of their Common Stock under the Securities Act and grants the other former owners of Clearinghouse the right to have a portion of their Common Stock included in a shelf registration statement required to be filed by Trident pursuant to the terms of the Combination Agreement. In addition, in the event that the Issuer undertakes the registration of shares of Common Stock for its own account or fore the account of any of its stockholders, the former owners of Clearinghouse (including the Reporting Person) have certain rights to have their Common Stock registered in connection therewith. However, the rights of the former owners of Clearinghouse under the Clearinghouse Owners Registration Rights Agreement are expressly subordinate to the registration rights of the minority holders under both the Stockholders Agreement and the New Trident Stockholders Agreement. The Clearinghouse Owners Registration Rights Agreement is attached hereto as Exhibit 8 and is incorporated herein by reference in its entirety.

                  Other Provisions. Although the stockholder voting provisions of the Clearinghouse Owners Stockholders Agreement relate only to the election of directors of the Issuer and certain extraordinary corporate transactions, if the former owners of Clearinghouse (including the Reporting Person) were to vote together as a group, they would have the ability to control the outcome of most matters submitted to a vote of the Issuer's stockholders. The Issuer's bylaws provide that the Issuer will not take certain actions unless approved by the affirmative vote of at least eight directors. Accordingly, the directors designated by the Reporting Person, on the one hand, and NOVA, on the other hand, will have the ability to block any of these specified actions. These actions include (i) any business combination or liquidation involving the Issuer or any of its subsidiaries, (ii) the issuance or purchase by the Issuer or any subsidiary or any Common Stock or other securities, (iii) the sale of substantially all of the assets of the Issuer, (iv) the payment of any dividends or distributions, (v) the amendment of the Issuers's charter or entry into any new line of business, and (vi) any transaction involving the expenditure or commitment by the Issuer or more than $5 million. The bylaws of the Issuer are attached hereto as Exhibit 9 and are incorporated herein by reference in their entirety. Except as required pursuant to the Ancillary Agreements, the Reporting Person does not have any formal or informal contract, arrangement understanding or relationship with any other person, including, without limitation, NOVA or any other stockholder of the Issuer to act together with respect to any of the matters which may require the approval of eight of the Issuer's directors as set forth above.

                  Recent Actions. In connection with the Clearinghouse Combination, all of the members of the Board of Directors of Trident (except Mr. Kenneth Harmonay) resigned, effective as of the closing of the Clearinghouse Combination (except in the case of Mr. Thomas Hannan, whose resignation was effective as of March 10, 1995) and nine new persons were appointed to the Issuer's Board of Directors. Immediately following the closing of the Combination, the holders of a majority of the outstanding shares of Common Stock removed Mr. Harmonay from the Board of Directors and appointed Mr. Daniel Dienstbier to the Board of Directors pursuant to a written consent. In addition, in connection with the Clearinghouse Combination, certain executive officers of Trident resigned and were replaced by former officers of Clearinghouse.

                  On January 22, 1996, the Issuer and Chevron Corporation ("Chevron") jointly issued a press release announcing that they have entered into exclusive negotiations to merge Chevron's natural gas operations with those of the Issuer pursuant to an Exclusivity Agreement dated January 22, 1996 between the Issuer and Chevron (the "Exclusivity Agreement"). As part of the proposed agreement, a new company would be formed and merged with the Issuer. As part of such transaction, Chevron would receive between 23.6% and 25% of the common stock of the surviving corporation and the Reporting Person would also own between 23.6% and 25% of the common stock of the surviving corporation.


                  Pursuant to the Exclusivity Agreement, on May 22, 1996, the Issuer, Chevron U.S.A. Inc. and Midstream Combination Corp. entered into a Combination Agreement and Plan of Merger (the "Combination Agreement") providing for a combination of the Issuer with substantially all of Chevron's midstream assets and certain strategic alliances.

                  Copies of the press release, the Exclusivity Agreement and the Combination Agreement are filed as Exhibits 10, 11 and 12 to this Schedule 13D and are incorporated herein by reference.

                  Voting Agreement. In connection with the execution of the Combination Agreement, on May 22, 1996 the Reporting Person entered into a Voting Agreement with Chevron U.S.A. Inc., (the "Voting Agreement") pursuant to which the Reporting Person has agreed to vote its shares at any meeting or action by written consent, and have agreed to execute a proxy in favor of Chevron to vote such Shares (i) in favor of the transactions provided for in the Combination Agreement and (ii) against any proposal (other than pursuant to the Combination Agreement) for the amendment of the Issuer's Certificate of Incorporation or Bylaws or any merger, consolidation, sale or purchase of assets, reorganization, recapitalization, liquidation or winding up of or by the Issuer or sale of all or substantially all of the stock or assets of a subsidiary of the Issuer, in any case, other than as permitted or contemplated by the Combination Agreement. The obligation of the Reporting Person under the Voting Agreement shall terminate on the earliest of (i) the Effective Time under and as defined in the Combination Agreement, (ii) the date of termination of the Combination Agreement in accordance with Article 13 thereof or (iii) December 31, 1996. Any proxy granted to Chevron under any of the Voting Agreement will be irrevocable for the term of the Voting Agreement and will be coupled with an interest.

         New NGC Stockholders Agreement. Upon consummation of the transactions provided for in the Combination Agreement, the Clearinghouse Owners Stockholders Agreement will be terminated. NOVA Gas (U.S.) and Chevron have entered into a Stockholders Agreement dated May 22, 1996 (the "New NGC Stockholders Agreement"), which will become effective as of the Effective Time, which relates to certain voting arrangements, transfer restrictions, corporate governance and other matters.

                  Board of Directors. The parties to the New NGC Stockholders Agreement have agreed to vote their New NGC Common Stock, subject to certain conditions, to cause the New NGC Board of Directors to consist of 13 directors to be nominated as follows:

                  (i) each of the BG Group, NOVA Group and Chevron Group may nominate (A) three directors as long as it remains a Class A Group (as defined below); (B) two directors as long as it remains a Class B Group (as defined below); and (C) one director as long as it remains a Class C Group (as defined below);

                  (ii) two members shall be officers of New NGC, the nomination of whom shall be as follows: (A) so long as his employment agreement so provides, the Chief Executive Officer of New NGC (1) shall be a member of the New NGC Board of Directors and (2) shall nominate another officer of New NGC; (B) if the Chief Executive Officer is no longer required to be a member of the New NGC Board of Directors pursuant to his employment agreement, then two officers of New NGC shall be nominated by the New NGC Board of Directors;

                  (iii) two members shall be independent directors, the nomination of whom shall be as follows: (A) one member shall be a nominee of HMTF to the extent required by the Trident Stockholders Agreement and one member shall be nominated by the New NGC Board of Directors; (B) at all other times, both such members shall be nominated by the New NGC Board of Directors;

                  (iv) all other members, if any, shall be nominated and elected in accordance with applicable law.

                  Pursuant to the New NGC Stockholders Agreement, (i) a "Class A Group" is defined as a Group that owns collectively at least 34,760,890 shares of New NGC Common Stock; (ii) a "Class B Group" is defined as a Group that owns collectively at least 23,173,926 shares of New NGC Common Stock but less than 34,760,890 shares of New NGC Common Stock, and (iii) a "Class C Group" is defined as a Group that owns collectively at least 11,586,963 shares of New NGC Common Stock but less than 23,173,926 shares of New NGC Common Stock. Upon consummation of the Combination, the BG Group, the NOVA Group and the Chevron Group will each own 38,623,211 shares of New NGC Common Stock and, accordingly, will each be a Class A Group under the New NGC Stockholders Agreement. Consequently, the BG Group, NOVA Group and Chevron Group will each be entitled to designate three directors to serve on the New NGC Board of Directors based their ownership of New NGC Common Stock upon consummation of the Combination.

                  Voting Arrangements on Certain Matters. The parties to the New NGC Stockholders Agreement have agreed not to vote in their capacity as stockholders in favor of any of the following matters unless each party that is a Class A Group informs each other Group that such Class A Group is in favor of such action: (i) any amendment to the New NGC Certificate of Incorporation or Bylaws; (ii) any sale of all or substantially all of the assets of New NGC, including any amendment to the terms of such sale; (iii) any merger or consolidation of New NGC with any person, or any liquidation or dissolution of New NGC, including any amendment to the terms of such merger, consolidation, liquidation or dissolution.

                  Executive Committee. The New NGC Stockholders Agreement provides that each of the BG Group, the NOVA Group and the Chevron Group, as long as any such Group is a Class A Group or a Class B Group, may designate one director as a member of the executive committee of the New NGC Board of Directors.

                  Transfers Restrictions. The New NGC Stockholders Agreement generally prohibits transfers by the parties of shares of New NGC Common Stock prior to January 1, 1997. On or after January 1, 1997, the parties may transfer shares subject to certain preferential purchase rights in favor of the other Groups. Certain indirect transfers of shares of New NGC Common Stock also give rise to the preferential purchase rights. Transfers among members of a Group and certain other specified transfers are exempt from the restrictions.

                  Restrictions on Certain Purchases and Agreements. Subject to certain exceptions, the parties to the New NGC Stockholders Agreement have agreed that prior to

January 1, 1997, no party will acquire ownership of any additional shares of New NGC Common Stock. Any Group that is subject to the New NGC Stockholders Agreement that is contemplating acquiring additional shares of New NGC Common Stock must offer the other Groups the opportunity to participate in such acquisition so that each Group may, if it chooses, stay at the same ownership level as the other Groups. The parties to the New NGC Stockholders Agreement have agreed, subject to certain exceptions, not to enter into any voting trust or agreement or other stockholders agreement (other than the Trident Stockholders Agreement) with respect to the acquisition, disposition or voting of New NGC Common Stock.

                  Term; Termination; Certain Waivers. The New NGC Stockholders Agreement will have an initial term of ten years commencing at the Effective Time, which may be extended up to three additional years by any Class A Group that provides notice to each other Group prior to the date 90 days prior to the tenth anniversary of the Effective Time. Upon expiration of the initial term (or any extension thereof, if applicable), the New NGC Stockholders Agreement will automatically renew on an annual basis for an additional year commencing on the last day of the initial term or, if extended, the last day of the renewal term, unless a party to the New NGC Stockholders Agreement objects not less than 90 days prior to the commencement of the renewal period or unless, in each case, the agreement is terminated earlier in the manner set forth below. The New NGC Stockholders Agreement shall terminate prior to the expiration of the initial term or any renewal term on (i) the first date on which all Groups that have rights under such agreement collectively own less than 30% of the New NGC Common Stock, (ii) the date of the dissolution, liquidation or winding up of New NGC without a successor corporation, (iii) ten business days following the date of the delivery to the other parties of a written termination notice executed by a Class A Group that then owns a number of shares of New NGC Common Stock in excess of 50% of the New NGC Common Stock, which notice shall include copies of a consent to such termination by each other Class A Group and (iv) ten business days following the date of the delivery to the other parties of a written notice executed by a Class A Group that owns 75% of the issued and outstanding shares of New NGC Common Stock. In general, the New NGC Stockholders Agreement may only be altered, supplemented, amended or waived by the written consent of each party.

                  Joint Ventures. For a period of two years from the Effective Time, the written consent of each Class A Group will be required for the formation of any partnership or other business arrangement involving shared ownership between New NGC and any member of a Class A Group, provided that such consent will not be required for any such arrangement involving crude oil, or products refined from crude oil or NGLs or LPGs involving Caltex directly or through one or more members of the Chevron Group. Thereafter, no Group will, either directly or indirectly, form any partnership or other business arrangement involving shared ownership between New NGC and any member of such Group without prior consultation with each Class A Group.

                  The Reporting Person intends to continually review the Issuer's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions, including conditions in the Issuer's areas of operations. Based on such evaluation and review, the Reporting Person and British Gas will continue to consider various alternative courses of action, which could include, to the extent permitted by the agreements and arrangements described herein, purchasing additional Common Stock or, if circumstances warrant, reducing holdings of Common Stock of the Reporting Person and British Gas.

                  Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's articles of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.


                  (a) In computing their respective aggregate percentage ownership of Common Stock and the percentages of Common Stock owned by the other parties to the Clearinghouse Owners Stockholder Agreement for purposes of this
Schedule 13D, the Reporting Person and British Gas have relied on the annual report on Form 10-K for the fiscal year ended December 31, 1995 (file No. 1-11156) in which the Issuer reported that 110,493,411 shares of Common Stock were outstanding. As of the close of business on March 22, 1996 (the date of actual issuance of the Contingent Shares of Common Stock), the Reporting Person is the beneficial owner of 38,623,211 shares of Common Stock, constituting approximately 35.0% of the shares of Common Stock outstanding.

                  In addition to the shares of Common Stock owned by the Reporting Person, an additional 55,470,489 shares of Common Stock (approximately 50.2%) are subject to the Clearinghouse Owners Stockholders Agreement. The Reporting Person and British Gas disclaim beneficial ownership of any of such shares of Common Stock.

                  British Gas does not own any shares of the Issuer directly, but may be deemed to share beneficial ownership of all of the shares of Common Stock owned by the Reporting Person, by virtue of the ownership relationship described in Item 2.


                  (b) Subject to its obligations under the agreements described in this Schedule 13D, the Reporting Person has the sole power to vote and dispose of the 38,623,211 shares of Common Stock owned directly by it. Although the Reporting Person has sole voting rights, British Gas may be deemed to share voting and dispositive power with regard to such shares by virtue of its ownership of 100% of the Reporting Person.

                  (c) Transaction in the shares of Common Stock by the Reporting Person in the sixty day periods ended February 29, 1996 and March 22, 1996 include only the issuance of an aggregate of 1,857,191 shares of Common Stock directly to the Reporting Person on March 22, 1996. The Reporting Person also provided a portion of the funds utilized by Trident to purchase Trident Common Stock in the tender offer which was completed immediately prior to the consummation of the Combination. See the description of such tender offer contained in Item 3 above, which is hereby incorporated by reference in its entirety in response to this Item 5.

                  British Gas acquired no shares of Common Stock directly in the sixty-day periods ended February 29, 1996 or March 22, 1996.


                  (d) Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Person and British Gas.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Reporting Person is a party to the Lockup Agreement and the Ancillary Agreements, which are attached as exhibits hereto and which are incorporated by reference in their entirety herein. In addition, the descriptions of such agreements, the Issuer's bylaws and the other agreements and arrangements of the Reporting Person with respect to the

Common Stock and the Issuer set forth in Item 4 hereof are hereby incorporated by reference in their entirety in response to this Item 6.

                  On January 22, 1996, the Issuer and Chevron jointly issued a press release announcing that they have entered into exclusive negotiations to merge Chevron's natural gas operations with those of the Issuer pursuant to the Exclusivity Agreement. As part of the proposed agreement, a new company would be formed and merged with the Issuer. As part of such transaction, Chevron would receive between 23.6% and 25% of the common stock of the surviving corporation and the Reporting Person would also own between 23.6% and 25% of the common stock of the surviving corporation.


                  Pursuant to the Exclusivity Agreement, on May 22, 1996, the Issuer, Chevron U.S.A. Inc. and Midstream Combination Corp. entered into the Combination Agreement providing for a combination of the Issuer with substantially all of Chevron's midstream assets and certain strategic alliances. (See Item 4.)

                  Copies of the press release, the Exclusivity Agreement and the Combination Agreement are filed as Exhibits 10, 11 and 12 to this Schedule 13D and are incorporated herein by reference.

                  On May 22, 1996, the Reporting Person entered into (i) the New NGC Stockholders Agreement, which will become effective at the Effective Time (under and as defined in the Combination Agreement) and supersede the New Trident Stockholders Agreement in its entirety, and (ii) the Voting Agreement pursuant to which the Reporting Person has agreed to vote all of its shares of Common Stock at any meeting or action by written consent, and agreed to execute a proxy in favor of Chevron to vote such shares (i) in favor of the transactions contemplated by the Combination Agreement and (ii) against any other proposal for the amendment of the Issuer's Certificate of Incorporation or By-laws or any merger, consolidation, sale or purchase of assets, reorganization, recapitalization, liquidation or winding up of or by the Issuer or sale of all or substantially all of the stock or assets of a subsidiary of the Issuer, in any case other than as permitted or contemplated by the Combination Agreement. (See Item 4.)

                  Copies of the Combination Agreement, the Stockholders and the Voting Agreement are filed as Exhibits 12, 13 and 14 to this Schedule 13D and are incorporated herein by reference.


                  At present, there are no other contracts, arrangements, understandings, or relationships with respect to securities of the Issuer involving the Reporting Person or British Gas.

Item 7.  Materials to be Filed as Exhibits.

         1.       Agreement of Joint Filing.

         2. Clearinghouse Combination Agreement (incorporated by reference to Exhibit 2.2 to Trident's Registration Statement on Form S-4, as amended (File No. 33-88902) (the "Registration Statement")).

         3. Exhibit 3.5(A) to the Combination Agreement (incorporated by reference to Exhibit 4.20 to the Registration Statement).

         4. Exhibit 3.5(B) to the Combination Agreement (incorporated by reference to Exhibit 4.21 to the Registration Statement).

         5. Lockup Agreement (incorporated by reference to Exhibit 10.35 to the Registration Statement).

         6. New Trident Stockholders Agreement (incorporated by reference to Exhibit 10.50 to the Registration Statement).

         7. Clearinghouse Owners Stockholders Agreement (incorporated by reference to Exhibit 10.49 to the Registration Statement).

         8. Clearinghouse Owners Registration Rights Agreement (incorporated by reference to Exhibit 10.51 to the Registration Statement).

         9. Amended and Restated Bylaws of NGC Corporation (incorporated by reference to Exhibit 3.4 to the Registration Statement).

         10. Press Release issued by the Issuer and Chevron Corporation on January 22, 1996.

         11. Exclusivity Agreement between the Issuer and Chevron Corporation dated as of January 22, 1996.


         12.      Combination Agreement (incorporated by reference to Exhibit
                  2.1 to the Issuer's Current Report on Form 8-K dated May 22,
                  1996).

         13.      Stockholders Agreement.

         14.      Voting Agreement.

                                    SIGNATURE



                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Date:  July 30, 1996                               BG HOLDINGS, INC.




                                                   By:  /s/ Hugh A. Tarpley
                                                       -------------------------
                                                        Title:  Vice President


                                                   BRITISH GAS PLC



                                                   By:  /s/ Cynthia Masters
                                                       -------------------------
                                                        Title:  Attorney-in-Fact

                                   SCHEDULE I



                  The names of the directors and executive officers of BG Holdings, Inc. and their business addresses, principal occupations and citizenship are set forth below.

                                                         PRESENT PRINCIPAL
          NAME                 BUSINESS ADDRESS             OCCUPATION
          ----                 ----------------             ----------

Richard Vincent Giordano   Rivermill House           Chairman, Director and
(U.S. citizen)             152 Grosvenor Road        President
                           London SW1V 3JL England


Arthur William Burgess     Rivermill House           Director, Vice President
(British citizen)          152 Grosvenor Road        and Treasurer
                           London SW1V 3JL England

Cynthia Masters            1100 Louisiana            Director, Vice President
(U.S. citizen)             Suite 2500                and Secretary
                           Houston, Texas 77002

Jhan I. Mattox             Rivermill House           Director and Vice President
(U.S. citizen)             152 Grosvenor Road
                           London SW1V 3JL England

Thomas Michael Melvin      Rivermill House           Director and Vice President
(British citizen)          152 Grosvenor Road
                           London SW1V 3JL England


Michael Sharp              1100 Louisiana            Director and Vice President
(British citizen)          Suite 2500
                           Houston, Texas 77002


Hugh A. Tarpley            1100 Louisiana            Director and Vice President
(U.S. citizen)             Suite 2500
                           Houston, Texas 77002

                                   SCHEDULE II



                  The names of directors and executive officers of British Gas plc and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of British Gas plc at Rivermill House, 152 Grosvenor Road, London SW1V 3JL. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to that individual's position with British Gas plc and each individual is a British citizen.

                                                                   PRESENT PRINCIPAL
          NAME                 BUSINESS ADDRESS                       OCCUPATION
          ----                 ----------------                       ----------

Richard V. Giordano KBE     Rivermill House                  Chairman and Chief Executive
(U.S. citizen)              152 Grosvenor Road               Officer
                            London SW1V 3JL England


Stephen J. Brandon                                           Executive Director

Roy A. Gardner                                               Executive Director

Philip R. Hampton                                            Executive Director, Finance

Harry Moulson                                                Executive Director

John Wybrew                                                  Executive Director

Philip G. Rogerson                                           Executive Director

David Varney                                                 Executive Director


David H. Benson             Kleinwort Benson Group           Chairman
                            20 Fenchurch Street              Kleinwort Charter Investment Trust
                            London EC3P 3DB                  PLC


Stanley Kalms               Dixons Group plc                 Chairman
                            29 Farm Street                   Dixons Group plc and
                            London W1X 7RD                   King's Healthcare NHS Trust

Patricia Mann               J. Walter Thompson Co. Ltd.      Vice President
                            40 Berkley Square
                            London W1X 6AD England


Sir Michael S. Perry        Unilever plc                     Chairman
                            P.O. Box 68                      Unilever plc
                            Blackfriars
                            London EC4P 4BQ


Keith A.V. Mackrell         34 Inner Park Road, Wimbledon    Non-Executive Director of Bowater
                            London SW19 6DD                  plc, Regalian Properties plc,
                                                             Enterprise LSE, Ltd., Fairey Group
                                                             plc and Standard Chartered Bank
                                                             plc


Michael R. Alexander                                         Managing Director, British Gas
                                                             Trading


David R. Brooks                                              Managing Director, Quality and
                                                             Customer Services

John H. Jackson                                              Company Secretary


Simon R. Kirk                                                Managing Director, Retail

Roger Wood                                                   Managing Director, Service

Peter Lehmann                                                Managing Director, Commercial

Dennis Cottrell                                              Managing Director, Global

Dio Araujo                                                   Managing Director, Americas

Edward Tratford                                              Regional Managing Director, Asia
                                                             Pacific

Nick Woolacott                                               Managing Director, Power
                                                             Generation

William Friedrich                                            General Counsel

Pierre Jungels                                               Managing Director, Exploration and
                                                             Production

Edward Thomas Walshe                                         Regional Managing Director,
                                                             CISMEA



                                                             Page    of    Pages


                                  EXHIBIT INDEX


1.       Agreement of Joint Filing.

2.       Clearinghouse Combination Agreement (incorporated by reference to
         Exhibit 2.2 to Trident's Registration Statement on Form S-4, as amended (File No. 33-88092) (the "Registration Statement")).

3. Exhibit 3.5(A) to the Combination Agreement (incorporated by reference to Exhibit 4.20 to the Registration Statement).

4. Exhibit 3.5(B) to the Combination Agreement (incorporated by reference to Exhibit 4.21 to the Registration Statement).

5. Lockup Agreement (incorporated by reference to Exhibit 10.35 to the Registration Statement).

6.       New Trident Stockholders Agreements (incorporated by reference to
         Exhibit 10.50 to the Registration Statement).

7. Clearinghouse Owners Stockholders Agreement (incorporated by reference to Exhibit 10.49 to the Registration Statement).

8. Clearinghouse Owners Registration Rights Agreement (incorporated by reference to Exhibit 10.51 to the Registration Statement).

9. Amended and Restated Bylaws of NGC Corporation (incorporated by reference to Exhibit 3.4 to the Registration Statement).

10. Press Release issued by the Issuer and Chevron Corporation on January 22, 1996.

11. Exclusivity Agreement between the Issuer and Chevron Corporation dated as of January 22, 1996.


12. Combination Agreement (incorporated by reference to Exhibit 2.1 to the Issuer's Current Form 8-K dated May 22, 1996).

13.      Stockholders Agreement.

14.      Voting Agreement.

                                                                       EXHIBIT 1



                            AGREEMENT OF JOINT FILING



                  Pursuant to Reg. ss. 240.13d-1(F)(I)(iii) adopted under the Securities and Exchange Act of 1934, the undersigned, British Gas plc and BG Holdings, Inc. hereby agree to file with the Securities and Exchange Commission the joint Schedule 13D/A (Amendment No. 2) to which this exhibit is attached, and that such joint Schedule 13D/A, as so filed, is filed on behalf of each of them.

                  This Agreement of Joint Filing may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall continue a single instrument.

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement of Joint Filing as of the date set forth below.




Date:  July 30, 1996

                                                   BG HOLDINGS, INC.


                                                   By:  /s/  Hugh A. Tarpley
                                                       -------------------------
                                                        Title:  Vice President


                                                   BRITISH GAS PLC


                                                   By:  /s/  Cynthia Masters
                                                       -------------------------
                                                        Title:  Attorney-in-Fact